UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

☒ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED ______________________
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report …………………………

For the transition period from _____________________ to ____________________

Commission file number ______________________

EPM Mining Ventures Inc.
(Exact name of Registrant as specified in its charter)

Yukon, Canada
(Jurisdiction of in Company or organization)

2150 South 1300 East, Suite 350, Salt Lake City, UT 84106
(Address of principal executive offices)

Spencer Thunell, Chief Financial Officer, 801-485-0223, spencer@epmmining.com 2150 South 1300 East, Suite 350, Salt Lake City, UT 84106
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
Title of each class	Name of each exchange on which registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act.
Common Stock without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Registration Statement.

Voting Common Shares – 108,293,457
Non-Voting Common Shares – 4,932,432

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes	☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes	☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☐ Yes	☒ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).
☐ Yes	☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17	☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes	☐ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
☐ Yes	☐ No

Explanatory Note:  This amendment corrects the address of PricewaterhouseCoopers LLP, whose report is included, due to an assembly error in the EDGARization process.  There are no substantive changes to the financial statements (the word “company” is capitalized in two places).

ii

PART III

ITEM 17.  FINANCIAL STATEMENTS

The following financial statements and notes thereto are filed with and incorporated herein as part of this registration statement:

(a)
audited financial statements of the Company for the twelve months ended December 31, 2013, including consolidated statements of financial position, consolidated statements of loss and comprehensive loss, consolidated statements of changes in equity, consolidated statements of cash flows, and notes to the consolidated financial statements; and

(b)
audited financial statements of the Company for the twelve months ended December 31, 2012, including consolidated statements of financial position, consolidated statements of loss and comprehensive loss, consolidated statements of changes in equity, consolidated statements of cash flows, and notes to the consolidated financial statements.

ITEM 18.  FINANCIAL STATEMENTS

See “Item 17. Financial Statements.”

ITEM 19.  EXHIBITS

The following exhibits are included as part of this registration statement:

Exhibit Number	Title of Document	Location

Item 1	Articles of Incorporation and Bylaws
1.01	Articles of Continuance filed May 20, 2011	Incorporated by reference from the registration statement on Form 20-F filed April 29, 2014.

1.02	Articles of Amendment filed February 2, 2012	Incorporated by reference from the registration statement on Form 20-F filed April 29, 2014.

1.03	Articles of Amendment filed July 27, 2012	Incorporated by reference from the registration statement on Form 20-F filed April 29, 2014.

1.04	Bylaws, as amended	Incorporated by reference from the registration statement on Form 20-F filed April 29, 2014.

Item 2	Instruments Defining the Rights of Holders
	Not applicable	--

Item 3	Voting Trust Agreements
	None	--

Item 4	Material Contracts
4.01	United States Department of the Interior, Bureau of Land Management, Lease exemplar	Incorporated by reference from the registration statement on Form 20-F filed April 29, 2014.

Exhibit Number	Title of Document	Location

4.02	Utah State Mineral Lease Form—Potash, dated September 1, 2008	Incorporated by reference from the registration statement on Form 20-F filed April 29, 2014.

4.03	Stock Option Plan effective March 9, 2010, with form of option granted to named executive officers and directors and related schedule*	Incorporated by reference from the registration statement on Form 20-F filed April 29, 2014.

4.04	Commercial Services Agreement between Peak Minerals Inc. and Emerald Peak Minerals, L.L.C., dated April 18, 2011	Incorporated by reference from the registration statement on Form 20-F filed April 29, 2014.

4.05	Employment Agreement with Lance D’Ambrosio (Chief Executive Officer), dated May 1, 2011*	Incorporated by reference from the registration statement on Form 20-F filed April 29, 2014.

4.06	Employment Agreement with Spencer Thunell (Chief Financial Officer and Corporate Secretary), dated May 1, 2011, with amendments effective January 1, 2012 and January 1, 2013*	Incorporated by reference from the registration statement on Form 20-F filed April 29, 2014.

4.07	Employment Agreement with Jeff Gentry (Former Vice Chairman), dated May 1, 2011*	Incorporated by reference from the registration statement on Form 20-F filed April 29, 2014.

4.08	Employment Agreement with Richard Dye (Vice President Engineering and Project Development), dated May 1, 2011*	Incorporated by reference from the registration statement on Form 20-F filed April 29, 2014.

4.09	Employment Agreement with Woods Silleroy (Vice President Operations), dated May 1, 2011*	Incorporated by reference from the registration statement on Form 20-F filed April 29, 2014.

4.10	Cooperative Development Agreement between Peak Minerals, Inc., and LUMA Minerals, LLC, dated July 15, 2011	Incorporated by reference from the registration statement on Form 20-F filed April 29, 2014.

4.11	License Agreement between Emerald Peak Minerals, L.L.C., and Peak Minerals Inc. dated August 15, 2011	Incorporated by reference from the registration statement on Form 20-F filed April 29, 2014.

4.12	Relationship Agreement between EPM Mining Ventures Inc., and Gusiute Holdings (UK) limited, a subsidiary of Tata Chemicals Limited, dated September 2, 2011	Incorporated by reference from the registration statement on Form 20-F filed April 29, 2014.

4.13	Warrant Agreement between EPM Mining Ventures Inc. and Gusiute Holdings (UK) limited, dated September 2, 2011, including Warrant Certificate	Incorporated by reference from the registration statement on Form 20-F filed April 29, 2014.

Exhibit Number	Title of Document	Location

4.14	Consulting Agreement between Peak Minerals Inc. and Jeff Gentry, dated March 31, 2012*	Incorporated by reference from the registration statement on Form 20-F filed April 29, 2014.

4.15	Amendment No. 1 to Cooperative Development Agreement between Peak Minerals, Inc., and LUMA Minerals, LLC, dated June 15, 2012	Incorporated by reference from the registration statement on Form 20-F filed April 29, 2014.

4.16	Notice of Termination of Consulting Agreement dated November 30, 2012*	Incorporated by reference from the registration statement on Form 20-F filed April 29, 2014.

4.17	First Amendment to Commercial Services Agreement between Peak Minerals Inc. and Emerald Peak Minerals, L.L.C., dated May 31, 2013	Incorporated by reference from the registration statement on Form 20-F filed April 29, 2014.

4.18	Amendment No. 2 to Cooperative Development Agreement between Peak Minerals, Inc., and LUMA Minerals, LLC, dated June 15, 2013	Incorporated by reference from the registration statement on Form 20-F filed April 29, 2014.

4.19	Share Repurchase Agreement dated March 27, 2014, between EPM Mining Ventures Inc. and 4 D Investment Holdings LLC	Incorporated by reference from the registration statement on Form 20-F filed April 29, 2014.

4.20	Share Repurchase Agreement dated March 27, 2014, between EPM Mining Ventures Inc. and Lance D’Ambrosio	Incorporated by reference from the registration statement on Form 20-F filed April 29, 2014.

4.21	Share Repurchase Agreement dated March 27, 2014, between EPM Mining Ventures Inc. and Jeff Gentry	Incorporated by reference from the registration statement on Form 20-F filed April 29, 2014.

4.22	Binding Term Sheet dated March 31, 2014, between EPM Mining Ventures Inc. and Extract Capital, LLC	Incorporated by reference from the registration statement on Form 20-F filed April 29, 2014.

4.23	Binding Term Sheet dated April 4, 2014, between EPM Mining Ventures Inc. and Lance D’Ambrosio, Daniel Basse, and Theodore Botts	Incorporated by reference from the registration statement on Form 20-F filed April 29, 2014.

Item 5	Material Foreign Patents
	Not applicable	--

Item 6	Earnings Per Share Calculation
	Not applicable	--

Item 7	Ratio of Earnings to Fixed Charges
	Not applicable	--

Exhibit Number	Title of Document	Location

Item 8	List of Subsidiaries
8.01	Subsidiaries of the Registrant	Incorporated by reference from the registration statement on Form 20-F filed April 29, 2014.

Item 9	Statement Regarding Financial Statements for Initial Public Offerings
	Not applicable	--

Item 10	Notice Required by Rule 104 of Regulation BTR
	Not applicable	--

Item 11	Code of Ethics
	Code of Ethics	http://epmmining.com

Item 12	Certification required by Rule 13a-14(a) or Rule 15d-14(a)
	Not applicable	--

Item 13	Certification for each Principal Executive Officer and Principal Financial Officer
	Not applicable	--

Item 14	Legal Opinion Respecting Conflicts with Privacy Laws
	Not applicable	--

Item 15	Additional Exhibits
15.01	Consent of Independent Auditor	This filing.

*	Identifies each management contract or compensatory plan or arrangement required to be filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to the registration statement on its behalf.

EPM Mining Ventures Inc.

	By:	/s/ Lance D'Ambrosio
	Name:	Lance D'Ambrosio
	Its:	Chief Executive Officer

Date: May 2, 2014

EPM MINING VENTURES INC.

CONSOLIDATED FINANCIAL STATEMENTS
For the Twelve Months Ended December 31, 2013 and 2012

April 29, 2014

Independent Auditor’s Report

To the Shareholders of
EPM Mining Ventures Inc.

We have audited the accompanying consolidated financial statements of EPM Mining Ventures Inc. and its subsidiaries (the Company), which comprise the consolidated statements of financial position as at December 31, 2013 and December 31, 2012 and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.  Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  We were not engaged to perform an audit of the Company’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

PricewaterhouseCoopers LLP
PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2
T: +1 416 863 1133, F: +1 416 365 8215, www.pwc.com/ca

"PwC" refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of EPM Mining Ventures Inc. and its subsidiaries as at December 31, 2013 and December 31, 2012 and their financial performance and their cash flows for the years then ended in accordance with IFRS as issued by the International Accounting Standards Board.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

April 29, 2014

MANAGEMENT’S RESPONSIBILITY FOR CONSOLIDATED FINANCIAL STATEMENTS

The accompanying audited consolidated financial statements (the “Financial Statements”) of EPM Mining Ventures Inc. (“EPM”) are the responsibility of the Board of Directors and management of the Company.  These Financial Statements have been prepared by management, on behalf of the Board of Directors, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.  Management acknowledges responsibility for the preparation and presentation of the Financial Statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to EPM’s circumstances.  In the opinion of management, the Financial Statements have been prepared within acceptable limits of materiality and are consistent with IFRS appropriate in the circumstances.

Management has established processes that are in place to provide it sufficient knowledge to support management representations that it has exercised reasonable diligence that: (i) the Financial Statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of, and for the periods presented by, the Financial Statements; and (ii) the Financial Statements fairly present in all material respects the financial condition, results of operations, and cash flows of EPM, as of the date of, and for the period presented by, the Financial Statements.

The Board of Directors is responsible for reviewing and approving the Financial Statements and for ensuring that management fulfills its financial reporting responsibilities.  An Audit Committee assists the Board of Directors in fulfilling this responsibility.  The Audit Committee meets with management to review the internal controls over the financial reporting process, the Financial Statements, and the auditors’ report.  The Audit Committee also reviews EPM’s Management Discussion and Analysis to ensure that the financial information reported therein is consistent with the information presented in the Financial Statements.  The Audit Committee reports its findings to the Board of Directors for its consideration in approving the Financial Statements for issuance to the shareholders.

Management recognizes its responsibility for conducting EPM’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

EPM Mining Ventures Inc.
(An Exploration-Stage Entity)
Consolidated Statements of Financial Position
(Expressed in U.S. Dollars)

As at	December 31, 2013	December 31, 2012

ASSETS

Current
Cash and cash equivalents	$765,168	$10,642,993
Receivables (Note 4)	99,982	25,877
Prepaid expenses	25,711	76,000
	890,861	10,744,870
Non-current
Restricted cash (Note 5)	411,540	336,673
Property, plant and equipment (Note 6)	299,473	304,718
Interest in mineral properties (Note 7)	41,044,144	32,534,265
Investment in associate (Note 8)	6,094,011	6,090,297
	$48,740,029	$50,010,823

LIABILITIES

Current
Trade and other payables (Note 9)	$1,045,598	$500,438
Income tax liability (Note 10)	-	68,720
	1,045,598	569,158
Non-current
Provisions (Note 11)	223,144	192,517
	1,268,742	761,675

SHAREHOLDERS' EQUITY

Voting common shares (Note 12)	49,420,471	45,698,727
Non-voting common shares (Note 12)	1,601,611	5,323,355
Share purchase warrants (Note 12)	-	478,983
Contributed surplus	5,319,048	4,172,496
Accumulated deficit	(8,323,534)	(6,074,693)
Accumulated and other comprehensive loss	(546,309)	(349,720)
	47,471,287	49,249,148
	$48,740,029	$50,010,823

Subsequent events (Note 19)

These consolidated financial statements are authorized for issue by the Board of Directors on April 29, 2014, and signed on the Company’s behalf by:

/s/ Theodore Botts	/s/ Thomas Pladsen
Theodore Botts, Director	Thomas Pladsen, Director

The accompanying notes are an integral part of these consolidated financial statements.

EPM Mining Ventures Inc.
(An Exploration-Stage Entity)
Consolidated Statements of Loss and Comprehensive Loss
(Expressed in U.S. Dollars)

	For the twelve months ended December 31, 2013	For the twelve months ended December 31, 2012

EXPENSES (Note 14)
General and administrative	$985,956	$1,165,472
Depreciation	13,536	9,193
Investor relations	213,526	171,446
Professional fees	539,480	695,030
Share-based compensation	554,305	577,945
	(2,306,803)	(2,619,086)

OTHER ITEMS
Interest income	12,178	43,205
Net income (loss) of equity method investee attributable to owners of EPM	5,682	480
Foreign exchange gain (loss)	(23,883)	(25,541)
Loss on disposal of asset	-	(2,703)
Net loss before income tax recovery	$(2,312,826)	$(2,603,645)
Income tax recovery	63,985	517,894
Net loss for the period	$(2,248,841)	$(2,085,751)

OTHER COMPREHENSIVE (LOSS) / INCOME
Foreign currency translation adjustment	(196,589)	374,648
Comprehensive loss for the period	$(2,445,430)	$(1,711,103)

Basic and diluted loss per share	$(0.02)	$(0.02)
Weighted average number of shares outstanding	102,484,083	84,415,448

The accompanying notes are an integral part of these consolidated financial statements.

EPM Mining Ventures Inc.
(An Exploration-Stage Entity)
Consolidated Statements of Changes in Equity
(Expressed in U.S. Dollars)

	Voting common	Non-voting common	Share purchase warrants	Contributed surplus	Accumulated deficit	Accumulated other comprehensive income (loss)	Total shareholders' equity
Balance as at January 1, 2012	$38,974,318	$12,047,764	$4,390,910	$131,054	$(3,988,942)	$(724,368)	$50,830,736
Foreign currency translation adjustment	-	-	-	-	-	374,648	374,648
Net loss for the twelve months ended December 31, 2012	-	-	-	-	(2,085,751)	-	(2,085,751)
Total comprehensive loss for the period	-	-	-	-	(2,085,751)	374,648	(1,711,103)
Share-based compensation	-	-	-	716,305	-	-	716,305
Transfer of expired warrants	-	-	(3,911,927)	3,325,137	-	-	(586,790)
Share conversions from non-voting to voting	6,724,409	(6,724,409)	-	-	-	-	-
Balance as at December 31, 2012	$45,698,727	$5,323,355	$478,983	$4,172,496	$(6,074,693)	$(349,720)	$49,249,148
Foreign currency translation adjustment	-	-	-	-	-	(196,589)	(196,589)
Net loss for the twelve months ended December 31, 2013	-	-	-	-	(2,248,841)	-	(2,248,841)
Total comprehensive loss for the period	-	-	-	-	(2,248,841)	(196,589)	(2,445,430)
Share-based compensation (Note 12)	-	-	-	667,569	-	-	667,569
Transfer of expired warrants, net of tax effects (Note 12)	-	-	(478,983)	478,983	-	-	-
Share conversions from non-voting to voting (Note 12)	3,721,744	(3,721,744)	-	-	-	-	-
Balance as at December 31, 2013	$49,420,471	$1,601,611	$-	$5,319,048	$(8,323,534)	$(546,309)	$47,471,287

The accompanying notes are an integral part of these consolidated financial statements.

EPM Mining Ventures Inc.
(An Exploration-Stage Entity)
Consolidated Statements of Cash Flows
(Expressed in U.S. Dollars)

	For the twelve months ended December 31, 2013	For the twelve months ended December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$(2,248,841)	$(2,085,751)
Adjustments for:
Depreciation and amortization	13,536	9,193
Share-based compensation	554,305	577,945
Net income of equity method investee attributable to owners of EPM	(5,682)	(480)
Loss on disposal on asset	-	2,703
Income tax recovery	(75,131)	(517,894)
Decrease in provisions	(15,088)	(8,591)
Interest income	(12,178)	(43,205)
Changes in working capital:
Receivables	1,027	97,694
Prepaid expenses	(10,711)	(21,000)
Trade and other payables	(10,124)	(31,512)
Operating cash flow before income taxes	(1,808,887)	(2,020,898)
Income taxes paid	(68,720)	-
	(1,877,607)	(2,020,898)

CASH FLOWS FROM INVESTING ACTIVITIES
Increase in restricted cash	(74,867)	(49,893)
Additions to property, plant and equipment	(72,242)	(43,613)
Additions to mineral properties	(7,696,805)	(7,515,746)
Interest received	12,178	42,331
	(7,831,736)	(7,566,921)

Net change in cash and cash equivalents	(9,709,343)	(9,587,819)
Effect of exchange rate changes in foreign cash	(168,482)	326,595
Cash and cash equivalents, beginning of period	10,642,993	19,904,217
Cash and cash equivalents, end of period	$765,168	$10,642,993

The accompanying notes are an integral part of these consolidated financial statements.

EPM Mining Ventures Inc.
(An Exploration-Stage Entity)
Notes to Consolidated Financial Statements
(Expressed in U.S. Dollars)

1.           Nature of Operations

EPM Mining Ventures Inc. (“EPM”) is a public company listed on the TSX Venture Exchange, and its common shares trade under the ticker symbol “EPK.”  EPM’s common shares also trade on the OTCQX International under the ticker symbol “EPKMF.”  EPM is domiciled in Yukon Territory, Canada, and the address of its registered office is 200 – 204 Lambert Street, Whitehorse, Yukon Territory, Y1A 3T2.

EPM, together with its subsidiaries (the “Company”), operates an exploration-stage entity focused on the construction and operation of a major sulphate of potash (“SOP”) project on Sevier Lake playa in southwestern Utah (the “Sevier Playa Project”).  The Company is engaged in exploration, drilling, engineering, and permitting activities on its Sevier Playa Project with the objective of providing a feasibility study and reserve estimates in accordance with the standards of Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects.  The Company completed a Preliminary Feasibility Study (“PFS”) on the Sevier Playa Project in November 2013; but although a PFS has been completed, no claim for mineral reserves has been made at this time pending additional testing planned during the Sevier Playa Project’s feasibility study phase.

These consolidated financial statements (the “Financial Statements”) are prepared using International Financial Reporting Standards (“IFRS”) that are applicable to a going concern that assume the Company will be able to continue to operate for the foreseeable future, realize its assets, and settle its liabilities in the normal course of operations.  The Company’s future is currently dependent upon its ability to obtain sufficient cash from external financing and related parties in order to fund its ongoing permitting and feasibility study work and ultimate project development and construction.  Management continues to pursue financing alternatives in connection with the evaluation and development of its Sevier Playa Project.  Although the Company has been successful in raising funds in prior reporting periods, there can be no assurance that the steps management is taking, and will continue to take, will be successful in future reporting periods.

2.           Summary of Significant Accounting Policies

The principal accounting policies applied in the preparation of these Financial Statements are set out below.  These policies have been consistently applied to all the years presented, unless otherwise stated.

(a)           Basis of Preparation

These Financial Statements have been prepared in compliance with IFRS as issued by the International Accounting Standards Board (“IASB”).  Further, the Financial Statements have been prepared under the historical cost convention.

These Financial Statements include the accounts of EPM and its wholly owned subsidiary, Peak Minerals Canada Limited (“Peak Minerals Canada”).  Peak Minerals Canada’s accounts include those of its wholly owned U.S. subsidiary, Peak Minerals Inc. (“Peak Minerals”).  All intercompany accounts and transactions have been eliminated on consolidation.  All amounts, unless specifically indicated otherwise, are presented in United States (“U.S.”) dollars.

(b)           Changes in Accounting Policy and Disclosures

New and Amended Standards Adopted by the Company

The following standards have been adopted by the Company for the first time for the financial year beginning January 1, 2013:

Amendment to International Accounting Standards (“IAS”) 28, Investments in Associates and Joint Ventures, amended the accounting guidance for investments in associates and set out the requirements for the application of the equity method when accounting for investments in associates and joint ventures.  Management has analyzed and adopted IAS 28 and has determined that the implementation of this standard does not impact the Financial Statements.

IFRS 10, Consolidated Financial Statements, requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.  The standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements.  Management has analyzed and adopted IFRS 10 and has determined that the implementation of this standard does not impact the Financial Statements.

IFRS 11, Joint Arrangements, requires an entity to classify its interest in a joint arrangement as a joint venture or joint operation.  Under this standard, joint ventures are accounted for using the equity method of accounting, whereas for a joint operation the entity recognizes its share of the assets, liabilities, revenue, and expenses of the joint operation.  Proportional consolidation of joint arrangements is no longer permitted.  Management has analyzed and adopted IFRS 11 and has determined that the implementation of this standard does not impact the Financial Statements.

IFRS 12, Disclosure of Interests in other Entities, establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles, and off balance sheet vehicles.  IFRS 12 carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interest in other entities.  The adoption of this standard did not result in any changes in measurement in the Financial Statements; however, the standard did require additional disclosures in the notes to the Financial Statements (see Note 8).

IFRS 13, Fair Value Measurement, is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards.  IFRS 13 clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants, at the measurement date.  It also establishes disclosures about fair value measurement.  The requirements of the standard do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS.  Management has analyzed and adopted IFRS 13 and has determined that the implementation of this standard does not impact the Financial Statements.

IFRS Interpretations Committee (“IFRIC”) 20, Stripping Costs Incurred in the Production Phase of a Surface Mine, clarifies the requirements for accounting for stripping costs in the production phase of a surface mine, specifically, when production stripping should lead to the recognition of an asset and how that asset should be measured, both initially and subsequently.  Management has analyzed and adopted IFRIC 20 and has determined that the implementation of this standard does not impact the Financial Statements.

New Standards and Interpretations Not Yet Adopted

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after January 1, 2013, and have not been applied in preparing these Financial Statements.  None of these is expected to have a significant effect on the Financial Statements.  These standards include:

IAS 36, Impairment of Assets, is effective for annual periods beginning on or after January 1, 2014.  The disclosure requirements of IAS 36 have been amended to require, in certain instances, the recoverable amount of an asset or cash-generating unit, and the basis for the determination of fair value less cost of disposal, when an impairment loss is recognized or when an impairment loss is subsequently reversed.  Management is currently analyzing the impact that future implementation of this standard will have on the Financial Statements and does not currently anticipate early adoption of the standard.

IFRS 9, Financial Instruments, addresses the classification, measurement, and recognition of financial assets and liabilities and is the IASB’s project to replace IAS 39, Financial Instruments: Recognition and Measurement.  IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value.  The basis of classification depends on an entity’s business model and the contractual cash flows of the financial asset.  Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.  Requirements for classification and measurement of financial liabilities were added in October 2010, and they largely carried forward existing requirements in IAS 39, except that fair value changes due to an entity’s own credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income rather than the income statement.

IFRS 9 also amends some of the requirements of IFRS 7, Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on financial liabilities and derecognition of financial instruments.  In December 2011, amendments to IFRS 7 were issued to require additional disclosures on transition from IAS 39 to IFRS 9.  In November 2013, IFRS 9 was amended to include guidance on hedge accounting and to allow entities to early adopt the requirement to recognize changes in fair value attributable to changes in an entity’s own credit risk, from financial liabilities designated under the fair value option, in other comprehensive income (without having to adopt the remainder of IFRS 9).  Management is currently analyzing the impact that any future implementation of this standard will have on the Financial Statements and does not currently anticipate the early adoption of the standard.

IFRIC 21, Levies, is an interpretation on IAS 37, Provisions, Contingent Liabilities and Contingent Assets, respecting accounting for levies imposed by governments.  IAS 37 establishes criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as the result of a past event.  The interpretation clarifies that the obligating event is the activity described in the relevant legislation that triggers the payment of the levy.  IFRIC 21 is effective for annual periods beginning on or after January 1, 2014.  Management is currently analyzing the impact that any future implementation of this standard will have on the Financial Statements.

(c)           Consolidation

Subsidiaries

Subsidiaries are all entities over which the Company has control.  The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Associates

Associates are all entities over which the Company has significant influence but not control, generally accompanying a shareholding between 20% and 50% of the voting rights.  Investments in associates are accounted for using the equity method of accounting.  Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition.

The Company determines at each reporting date whether there is objective evidence that the investment in the associate is impaired.  If this is the case, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value.

(d)           Segment Reporting

The Company currently has only one operating segment as the operating results of the Company are reviewed on a consolidated basis.  The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segment, has been identified as the Chief Executive Officer.

(e)           Presentation and Functional Currency

Presentation Currency

These Financial Statements are presented in the U.S. dollar.

Functional Currency

The functional currency of EPM and its subsidiaries is the currency of the primary economic environment in which each entity operates.  In the case of EPM and Peak Minerals Canada, the functional currency is the Canadian dollar (“C$”).  In the case of Peak Minerals, the functional currency is the U.S. dollar.

Transactions that occur in a foreign currency are recorded in the functional currency using the exchange rates prevailing at the date of the transaction.  For reporting purposes, monetary assets and liabilities denominated in foreign currencies are retranslated at the closing rate as at the date of statement of financial position.  Nonmonetary items are not retranslated as at the date of statement of financial position, but remain translated at historical cost using the exchange rate as at the date of the original transaction.  Foreign exchange gains and losses that result from the settlement of transactions and the translation of monetary assets and liabilities are recognized in the consolidated statement of loss.

Translation of Foreign Operations

In accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, company entities and operations whose functional currencies differ from the presentation currency are translated into U.S. dollars as follows:

●	assets and liabilities are translated at the closing rate as at the date of the statement of financial position;

●	income and expenses are translated at the average rate of exchange for the reporting period;

●	translation gains and losses are recognized in consolidated other comprehensive income/(loss) and are reported as such in accumulated other comprehensive income/(loss); and

●
upon disposal of a foreign subsidiary, the cumulative amount of the exchange differences relating to that foreign subsidiary, recognized in other comprehensive income/(loss) and accumulated in the separate component of equity, is reclassified from equity to profit and loss (as a reclassification adjustment) when the gain or loss on disposal is recognized.

(f)           Cash and Cash Equivalents

The Company considers cash and cash equivalents to include cash on hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of three months or less.

(g)           Property, Plant, and Equipment

Property, plant, and equipment are stated at cost, less accumulated depreciation and accumulated impairment losses.  The costs of property, plant, and equipment are composed of purchase price plus all costs directly attributable to bringing the assets to the location and condition necessary for their intended operation.  Property, plant, and equipment are depreciated to their estimated residual value over their useful lives, beginning in the month following completion of the capital spending on a project or the month following the time when the assets become available for use.  The Company depreciates its property, plant, and equipment on a straight-line basis as follows:

Computers and Equipment	2-5 years
Furniture and Fixtures	2-5 years
Project Equipment	2-5 years
Buildings	35 years

(h)           Interest in Mineral Properties

All costs related to the acquisition, exploration, evaluation, and development of mineral properties are capitalized by property where there is an expectation that the costs will be recovered.  These costs are capitalized until the beginning of commercial production and will be subsequently amortized on a unit-of-production basis over the total proven and probable reserves or will be written down to the recoverable amount if exploration and evaluation activities prove unsuccessful or if the mineral property is abandoned or is no longer recoverable.

These capitalized activities include:

●	acquisition of property rights or rights to explore, including all ongoing ownership costs;

●	researching and analyzing historical exploration and evaluation data;

●	gathering exploration data through topographical, geochemical, and geophysical studies;

●	exploratory drilling, trenching, and sampling;

●	determining and examining the volume and grade of the resource(s);

●	surveying transportation and infrastructure requirements;

●	field operations and expenditures;

●	project permitting;

●	environmental rehabilitation obligations; and

●
activities involved in evaluating the technical and commercial feasibility of extracting mineral resources.  This includes the costs incurred in determining the most appropriate mining and processing methods.

(i)           Impairment of Nonfinancial Assets

Assets that are subject to depreciation and/or amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  Interests in mineral properties are assessed for impairment when facts and circumstances suggest that the carrying amount exceeds the recoverable amount.  An impairment loss is recognized whenever the carrying amount of an asset exceeds its recoverable amount.  The recoverable amount of an asset is the greater of an asset’s fair value less any costs of disposal and its value in use.  For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).  Impairment losses are recognized in the consolidated statement of loss.

An impairment loss is reversed if there is an indication that the impairment no longer exists or may have decreased.  Such a reversal is limited to an amount not higher than the carrying amount that would have been determined had no impairment loss been recognized in previous periods.

(j)           Investment in Associate

Associates represent investments in entities over which the Company has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights.  Investments in associates are accounted for using the equity method of accounting whereby the investment is initially recognized in the consolidated statement of financial position at cost and subsequently adjusted for the Company’s share of an associate’s profit/(loss) less any impairment in the value of the investment.  The investment’s carrying value is increased (decreased) by the Company’s proportionate share of the profit/(loss) of the associate and decreased by all dividends received by the Company from the associate.  The Company’s share of profit/(loss) of an associate is recognized in the consolidated statement of loss and its share of other comprehensive income/(loss) of an associate is included in other comprehensive income/(loss).  Losses in excess of the Company’s interest in an associate are recognized only to the extent that the Company has incurred legal or constructive obligations on behalf of the associate.

(k)           Financial Instruments

All financial instruments are classified into one of five categories: financial assets and liabilities at fair value through profit and loss; available-for-sale; held-to-maturity; loans and receivables; and other financial liabilities.  Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument.  Financial assets are derecognized when the contractual rights to the cash flow from the financial assets expire or when the financial asset and all substantial risks and rewards are transferred.  Financial liabilities are derecognized when they are extinguished, discharged, cancelled, or expired.

Fair value through profit and loss financial instruments is initially measured at fair value and any changes in fair value are recognized in the consolidated statement of loss.  Available-for-sale financial instruments are initially measured at fair value with changes in fair value recorded in other comprehensive loss until the instrument is derecognized or impaired, at which time changes in fair value are reclassified to the consolidated statement of loss.  Financial instruments classified as held-to-maturity, loans and receivables, trade and other payables, or other financial liabilities are measured at amortized cost.

The Company has made the following asset and liability designations:

●	Cash and cash equivalents and restricted cash are classified as loans and receivables.

●	Receivables are classified as loans and receivables.

●	Trade and other payables are classified as other financial liabilities.

(l)           Impairment of Financial Assets

At each reporting date, the carrying amounts of the Company’s financial assets are reviewed for impairment when there is objective evidence of impairment.  For debt securities, objective evidence may include a debtor experiencing significant financial difficulty, default, or delinquency in payments and when observable data indicate that there is a measurable decrease in the estimated future cash flows.  For equity securities, objective evidence may include a significant or prolonged decline in the fair value of the security below its cost.  If such evidence exists, the Company recognizes an impairment loss as follows:

●
Financial assets carried at amortized cost – the impairment loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate.  The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

●
Available-for-sale financial assets – the impairment loss is the difference between the original cost of the asset and its fair value at the measurement date, less any impairment losses previously recognized in the consolidated statement of loss.  This amount represents the cumulative loss in accumulated other comprehensive income/(loss) that is reclassified to net loss.

Impairment losses on financial instruments carried at amortized cost can be reversed if the impairment loss decreases and that decrease can be related objectively to an event occurring after the impairment loss was recognized.  Impairment losses on available-for-sale equity instruments are not reversed.

The Company reviews its investment in associate for impairment whenever events or changes in circumstances indicate that the recoverable amount (higher of value in use and fair value less costs of disposal) may be greater than the carrying amount of an investment.  In determining the value in use of the investment, the Company estimates:

●
its share of the present value of the estimated future cash flows expected to be generated by the associate, including the cash flows from the operations of the associate and the proceeds on the ultimate disposal of the investment; or

●	the present value of the estimated future cash flows expected to arise from dividends to be received from the investment and from its ultimate disposal.

(m)           Environmental Rehabilitation Obligations

Environmental rehabilitation obligations arise from the exploration, evaluation, development, construction, and normal operation of mining property, plant, and equipment as mining activities are subject to various laws and regulations governing the protection of the environment.  Generally, these laws and regulations are continually changing, and management has made, and intends to continue to make, expenditures to comply with such laws and regulations.

The Company records the estimated present value of rehabilitation obligations in the year in which they are incurred.  A corresponding increase to the carrying amount of the related asset is recorded and depreciated over the life of the asset.  The liability is reviewed and adjusted each period for changes in the discount rates and in the estimate of the amount, timing, and cost of the rehabilitation work to be carried out.

(n)           Share-based Compensation

The Company operates an equity-settled, share-based compensation plan, under which the Company receives services from employees, officers, directors, and consultants (collectively “Optionees”) as consideration for equity instruments (options) of the Company.  The fair value of share options granted to Optionees is recognized as a share-based compensation expense or capitalized to the mineral property for employees dedicated to the exploration, evaluation, and development of the mineral property, with a corresponding increase in contributed surplus.  The fair value is measured using the Black-Scholes option-pricing model as at the grant date and is recognized over the vesting period using a graded (accelerated) amortization schedule.  At each financial reporting date, the share-based compensation expense is adjusted to reflect the actual number of share options that are expected to vest.

Upon exercise of a share option, the consideration received is credited to share capital along with the contributed surplus previously recognized.

(o)           Income Taxes

Income tax comprises current and deferred tax.  Income tax is recognized in the consolidated statement of income/(loss) except to the extent that it relates to items recognized directly in other comprehensive income/(loss) or directly in equity, in which case the income tax is also recognized directly in other comprehensive income/(loss) or equity, respectively.

Current tax is the expected tax payable on the taxable income for the year, using rates enacted or substantively enacted at the end of the reporting period, and any adjustment to tax payable in respect of prior years.

In general, deferred tax is recognized respecting temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.  However, deferred tax is not recognized if it arises from the initial recognition of goodwill; and deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss.  Deferred tax is provided on temporary differences arising on investments in subsidiaries and associates, except, in the case of subsidiaries, where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is determined on a nondiscounted basis using tax rates and laws that have been enacted or substantively enacted at the balance sheet date and are expected to apply when the deferred tax asset is realized or liability is settled.  Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences can be utilized.

Deferred income tax assets and liabilities are classified as noncurrent assets and liabilities within the consolidated statement of financial position.

(p)           Comprehensive Income / (Loss)

Comprehensive income/(loss), composed of net income/(loss) and other comprehensive income/(loss), is defined as the change in shareholders’ equity from transactions and other events from nonowner sources.  Other comprehensive income/(loss) includes cumulative translation adjustments.  The components of comprehensive income/(loss) are disclosed in the consolidated statement of loss and comprehensive income/(loss).  Cumulative changes in other comprehensive loss are included in accumulated other comprehensive income/(loss), which is presented as a separate category in equity attributable to owners of EPM.

(q)           Basic and Diluted Loss Per Share

Basic loss per common share is calculated by dividing the net loss from operations by the weighted-average number of common shares outstanding for the period.  Diluted per-share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares.  In a loss-making year, potentially dilutive common shares are excluded from the loss per-share calculation as the effect would be antidilutive.

(r)           Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases.  Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement over the period of the lease.

3.           Critical Accounting Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements.  Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.  Significant estimates and judgments made by management relate to the following:

(a)           Functional Currency

The determination and selection of the currency of the primary economic environment in which each entity operates requires judgment regarding variables such as the influences affecting sales prices for goods and services, labor, material and other costs; the currency in which financing activities are generated; and the currency in which receipts from operating activities are usually retained.

(b)           Impairments

The determination of asset impairment indicators for property, plant, and equipment, mineral properties, and investments requires judgment regarding variables such as expected future cash flows and reasonable discount rates.  The determination of the commercial viability and economic recoverability of the Company’s mineral property interests and evaluation and exploration costs requires judgment based on current and expected data as well as expectations of future events that are believed to be reasonable under the circumstances.

The Company’s impairment analysis for its investment in mineral property on the Sevier Playa Project was based on significant estimates and judgments as contained in the PFS, which was filed on November 18, 2013.  The PFS, which investigated both technical and economic aspects of the Sevier Playa Project, established important estimates and assumptions for annual production rates, mine life, capital and operating costs, product pricing, and effective tax rates.  Actual annual production rates, mine life, capital and operating costs, product pricing, and effective tax rates may differ from those contained in the PFS and estimated by management, thereby affecting the value of the Sevier Playa Project.

(c)           Environmental Obligations

The determination of provisions for environmental rehabilitation and reclamation obligations arising from the Company’s evaluation and exploration activities requires the use of estimates and management judgment.  Future rehabilitation costs in relation to changes in estimates are accrued based on management’s best estimate at the end of each period of the discounted cash costs expected to be incurred.  Accounting for rehabilitation obligations requires management to make estimates of the future costs the Company will incur to complete the rehabilitation work required to comply with existing laws and regulations.  These estimates are dependent upon labor and materials costs, known environmental impacts, the effectiveness of rehabilitation measures, inflation rates, and pre-tax interest rates that reflect a current market assessment of time value for money and the risk specific to the obligation.  The Company also estimates the timing of the outlays, which is subject to change depending on continued exploitation and newly discovered mineral resources.

Actual rehabilitation costs incurred may differ from those amounts estimated by management.  Moreover, future changes to environmental laws and regulations could increase the extent of rehabilitation work required to be performed by the Company, therefore increasing future costs.

(d)           Contingent Liabilities

Provisions that present obligations as a result of a past event will probably lead to an outflow of economic resources from the Company and amounts can be estimated, including, but not limited to, the determination and likelihood of adverse environmental claims and legal judgments that could affect the Company’s ability to develop its mineral properties.  The Company does not have any outstanding environmental challenges related to its Sevier Playa Project, and based on recent rulings in favor of the Company on environmental appeals, management estimates that no contingent liabilities currently exist that could affect the Company’s ability to continue to develop the Sevier Playa Project.  Refer to Notes 11 and 16.

The Company had no material changes in accounting estimates during the reporting period or that are expected to have an effect on future periods.

4.           Receivables

Trade and other receivables are as follows:

As at	December 31, 2013	December 31, 2012
Receivables from related parties (Note 15)	$-	$453
Tax-related receivables	99,982	24,551
Interest receivable	-	873
	$99,982	$25,877

5.           Restricted Cash

Prior to the triangular amalgamation, Peak Minerals furnished to the Utah State Office of the Bureau of Land Management (“BLM”) a personal bond and power of attorney in the amount of $50,000, which provides statewide bond coverage for the potassium leases obtained in the April 5, 2011 lease sale.

On July 11, 2011, Peak Minerals entered into a Reclamation Contract with the Utah Division of Oil, Gas and Mining (“DOGM”) for the exploration of certain School and Institutional Trust Lands Administration (“SITLA”) lands controlled by Peak Minerals as part of the Sevier Playa Project.  The Reclamation Contract required a surety to assure reclamation of the SITLA lands affected by the exploration operations, and cash in the amount of $74,780, in lieu of a surety bond, was deposited with DOGM.

On November 2, 2011, and December 14, 2011, Peak Minerals furnished to BLM cash in the amount of $100,300 and $61,700, respectively, in lieu of a surety bond, for bond coverage relating to reclamation of BLM lands affected by its exploration operations.

On January 9, 2012, Peak Minerals furnished to DOGM cash in the amount of $49,750, in lieu of a surety bond, for bond coverage relating to reclamation of the SITLA lands affected by its exploration activities.

On January 3, 2013, Peak Minerals furnished to DOGM cash in the amount of $74,685, in lieu of a surety bond, for reclamation obligations associated with the Company’s phase 2 drilling program.  During the twelve months ended December 31, 2013, the Company accrued interest income totaling $182 on its restricted cash held with DOGM (twelve months ended December 31, 2012 – $143).

6.           Property, Plant, and Equipment

The property, plant, and equipment balance consists of:

	Computers and equipment	Furniture and fixtures	Project equipment	Buildings	Total
As at January 1, 2012
Cost	$19,946	$15,486	$211,414	$98,187	$345,033
Accumulated depreciation	(2,107)	(764)	(10,820)	(893)	(14,584)
Net book amount	17,839	14,722	200,594	97,294	330,449
Twelve months ended December 31, 2012
Opening net book amount	17,839	14,722	200,594	97,294	330,449
Additions	5,941	5,783	21,800	-	33,524
Disposals	-	-	(2,703)	-	(2,703)
Depreciation	(5,301)	(3,892)	(44,560)	(2,805)	(56,558)
Exchange differences	6	-	-	-	6
Closing net book amount	18,485	16,613	175,131	94,489	304,718
As at December 31, 2012
Cost	25,893	21,269	230,511	98,187	375,860
Accumulated depreciation	(7,408)	(4,656)	(55,380)	(3,698)	(71,142)
Net book amount	$18,485	$16,613	$175,131	$94,489	$304,718
Twelve months ended December 31, 2013
Opening net book amount	18,485	16,613	175,131	94,489	304,718
Additions	5,690	-	66,552	-	72,242
Disposals	-	-	-	-	-
Depreciation	(7,984)	(5,551)	(60,945)	(2,805)	(77,285)
Exchange differences	-	(190)	(12)	-	(202)
Closing net book amount	16,191	10,872	180,726	91,684	299,473
As at December 31, 2013
Cost	31,583	21,079	297,051	98,187	447,900
Accumulated depreciation	(15,392)	(10,207)	(116,325)	(6,503)	(148,427)
Net book amount	$16,191	$10,872	$180,726	$91,684	$299,473

During the twelve months ended December 31, 2013, the Company recognized property, plant, and equipment additions totaling $72,242 (twelve months ended December 31, 2012 – $33,524) and depreciation of $77,285 (twelve months ended December 31, 2012 – $56,558), of which $13,536 (twelve months ended December 31, 2012 – $9,193) was recognized as expense in the consolidated statement of loss and $63,749 (twelve months ended December 31, 2012 – $47,365) was capitalized in interest in mineral properties.

7.           Interest in Mineral Properties

The interest in mineral properties balance consists of:

	Acquisition costs	Planning and design	Field operations and expenses	Legal costs and environmental obligations	Technical reports and permitting activities	Total
As at January 1, 2012
Cost	$22,151,737	$370,959	$2,153,994	$322,944	$-	$24,999,634
Accumulated amortization and impairment	-	-	-	-	-	-
Net book amount	22,151,737	370,959	2,153,994	322,944	-	24,999,634
Twelve months ended December 31, 2012
Opening net book amount	22,151,737	370,959	2,153,994	322,944	-	24,999,634
Additions	119,960	275,985	5,434,339	404,386	1,252,698	7,487,368
Exchange differences	47,263	-	-	-	-	47,263
Closing net book amount	22,318,960	646,944	7,588,333	727,330	1,252,698	32,534,265
As at December 31, 2012
Cost	22,318,960	646,944	7,588,333	727,330	1,252,698	32,534,265
Accumulated amortization and impairment	-	-	-	-	-	-
Net book amount	$22,318,960	$646,944	$7,588,333	$727,330	$1,252,698	$32,534,265
Twelve months ended December 31, 2013
Opening net book amount	22,318,960	646,944	7,588,333	727,330	1,252,698	32,534,265
Additions	119,960	5,065	886,993	385,086	7,138,720	8,535,824
Exchange differences	(25,945)	-	-	-	-	(25,945)
Closing net book amount	22,412,975	652,009	8,475,326	1,112,416	8,391,418	41,044,144
As at December 31, 2013
Cost	22,412,975	652,009	8,475,326	1,112,416	8,391,418	41,044,144
Accumulated amortization and impairment	-	-	-	-	-	-
Net book amount	$22,412,975	$652,009	$8,475,326	$1,112,416	$8,391,418	$41,044,144

8.           Investment in Associate

On May 26, 2011, the date of the triangular amalgamation, Peak Minerals acquired a 40% interest in Emerald Peak Minerals, LLC (“Emerald Peak”) by contributing to equity the Series A notes it held in Emerald Peak.  The investment in Emerald Peak is accounted for using the equity method.  On April 18, 2011, and prior to the amalgamation, Peak Minerals entered into an agreement (“the  Commercial Agreement”) with Emerald Peak, whereby both parties agreed to commit the acreage associated with the Emerald Peak state leases to development and operation by Peak Minerals.  Emerald Peak will make no payments for the development of these state leases and will receive no net revenues from the production from these state leases – all revenues and costs incurred under the Commercial Agreement will be for the benefit of Peak Minerals.

Investment as at January 1, 2012	$6,089,155
Share of net gain for the twelve months ended December 31, 2012	480
Effects of foreign currency translation	662
Investment as at December 31, 2012	$6,090,297
Share of net gain for the twelve months ended December 31, 2013	5,682
Effects of foreign currency translation	(1,968)
Investment as at December 31, 2013	$6,094,011

Emerald Peak is a privately held company and is domiciled in Utah, United States.  Emerald Peak’s summarized balance sheet as at December 31, 2013, and December 31, 2012, is included below:

As at	December 31, 2013	December 31, 2012
Current
Cash and cash equivalents	$7,072	$21,762
Total current assets	7,072	21,762

Trade and other payables	(2,000)	(5,251)
Total current liabilities	(2,000)	(5,251)

Non-current
Interest in mineral properties	1,214,689	1,189,045
Net assets	1,219,761	1,205,556
Ownership interest (40%)	487,904	482,222
Fair value increment on acquisition of interest, net of foreign currency effects	5,606,107	5,608,075
Carrying value of investment	$6,094,011	$6,090,297

A summary of Emerald Peak’s comprehensive income for the twelve months ended December 31, 2013, and December 31, 2012, is included below:

	For the twelve months ended December 31, 2013	For the twelve months ended December 31, 2012

Revenue	$40,000	$40,000
Profit from continuing operations	14,205	1,201
Other comprehensive income/loss	-	-
Total comprehensive income	14,205	1,201

9.           Trade and Other Payables

As at	December 31, 2013	December 31, 2012
Trade payables	$876,606	$166,481
Amounts due to related parties (Note 15)	-	56,249
Social security and other taxes	3,708	15,114
Accrued expenses	165,284	262,594
	$1,045,598	$500,438

10.           Income Taxes

The Company’s income tax recovery for each of the periods ended consists of the following:

	For the twelve months ended	For the twelve months ended
	December 31, 2013	December 31, 2012
Loss before income taxes	$(2,312,826)	$(2,603,645)

Income tax (recovery) at combined federal and provincial rate of 30.0% (twelve months ended December 31, 2012 - 30.0%)	(693,848)	(781,094)
Foreign rate differences	(102,246)	(113,864)
Non-deductible expenses	115,009	123,264
Book to tax prior year true-up	-	(104,623)
Release of losses not previously recognized	-	(289,069)
Losses not recognized	617,100	647,492
Income tax recovery	$(63,985)	$(517,894)

Deferred tax assets have not been recognized respecting the following items:

As at	December 31, 2013	December 31, 2012
Unrecognized deferred tax assets:
Deductible temporary differences	$273,683	$164,199
Loss carryforwards	1,801,680	1,209,579
Share issuance costs	224,667	365,559
Cummulative eligible capital deductions	89,740	104,225
	$2,389,770	$1,843,562

During the twelve months ended December 31, 2013, the Company recognized an income tax recovery of $75,131 and income tax expense of $11,146.  The income recovery relates to the current period tax loss that can be carried back to recover the tax expense of a previous period.  This income tax recovery was partially offset by income tax expense related to certain warrants of the Company that were issued on September 2, 2011, and expired during the twelve months ended December 31, 2012.  The additional tax expense recognized during the twelve months ended December 31, 2013, was the result of adjusting the income tax provision initially recognized for the warrant expiry to the filed tax return and notice of assessment received from the Canada Revenue Agency for the tax year-ended December 31, 2012.

During the twelve months ended December 31, 2012, certain warrants of the Company that were issued on September 2, 2011, expired.  As a result, there was a tax impact of $586,790 included in contributed surplus, and previously unrecognized deferred tax assets were utilized to partially offset the capital gains arising on the warrant expiry.

The Company has C$1,624,314 (twelve months ended December 31, 2012 – C$835,093) of Canadian noncapital losses that will expire between 2032 and 2033 and $3,601,946 (twelve months ended December 31, 2012 – $2,567,758) of U.S. noncapital losses that will expire between 2032 and 2033.

11.           Provisions

In connection with the Company’s exploration and drilling activities on its Sevier Playa Project, the Company has an obligation to remediate the impact of these activities.  The Company’s policy on rehabilitation obligations is described in Note 2.  Although the ultimate costs to be incurred are uncertain, the Company’s estimates are based on current management plans, cost estimates, and compliance with existing agreements:

Balance as at January 1, 2012	$80,300
Additions	120,076
Accretion	732
Expenditures incurred	(8,591)
Balance as at December 31, 2012	$192,517
Additions	44,021
Accretion	1,694
Expenditures incurred	(15,088)
Balance as at December 31, 2013	$223,144

The estimated amount of undiscounted cash flow required to satisfy the Company’s environmental rehabilitation obligations as at December 31, 2013, was $264,092 (as at December 31, 2012 - $208,071).  The expected timing of payments ranges from 2015 to 2048, and the risk free rates at which the estimated cash flows have been discounted to arrive at the present value of the obligation ranged from 0.00% to 1.853%.

12.           Share Capital

(a)           Authorized

The Company has unlimited voting common shares without par value and unlimited non-voting common shares without par value.

(b)           Voting and Non-Voting Common Shares

	Number of shares issued		Share capital
	Voting common	Non-voting common	Voting common	Non-voting common
Balance as at January 1, 2012	76,122,769	37,103,120	$38,974,318	$12,047,764
Share conversions from non-voting to voting	20,708,950	(20,708,950)	6,724,409	(6,724,409)
Balance as at December 31, 2012	96,831,719	16,394,170	$45,698,727	$5,323,355
Share conversions from non-voting to voting	11,461,738	(11,461,738)	3,721,744	(3,721,744)
Balance as at December 31, 2013	108,293,457	4,932,432	$49,420,471	$1,601,611

(c)           Share Purchase Warrants

There were no share purchase warrants outstanding as at December 31, 2013.  There were 1,428,420 share purchase warrants outstanding as of December 31, 2012, that expired during the twelve months ended December 31, 2013.

(d)           Share Purchase Options

The Company has a stock option plan (the “Option Plan”) whereby the Board of Directors may grant options to acquire common shares to directors, officers, employees, or consultants of the Company.  The Board of Directors, or the Compensation Committee under direction of the Board, has the authority to determine the limits, restrictions, and conditions of share option grants and to make all decisions and interpretations relating to the Option Plan.  The Option Plan was reapproved by shareholders at a special meeting of shareholders held on May 9, 2013, and the maximum number of common shares that may be reserved for issuance shall not exceed 10% of the outstanding common shares of the Company at the time of grant.  Furthermore, the maximum number of common shares that may be reserved for issuance to any one Optionee shall not exceed 5% of the outstanding common shares of the Company at the time of grant, excepting consultants and investor relations persons, which shall not exceed 2% of the outstanding common shares of the Company.

The term of any share purchase option granted may not exceed five years, and the exercise price may not be lower than the closing price, less any discounts from the closing price allowed by the TSX Venture Exchange, of the Company’s common shares on the last trading day immediately preceding the date of grant.  Vesting conditions vary based on the circumstances of the option grant.

A continuity summary of share purchase options for the twelve months ended December 31, 2013, and December 31, 2012, is presented as follows:

	December 31, 2013		December 31, 2012
	Number of options	Weighted average exercise price (C$)	Number of options	Weighted average exercise price (C$)

Balance, beginning of period	2,195,947	$ 1.25	824,830	$ 1.60
Granted	2,636,811	0.40	1,414,821	1.04
Forfeited	-	-	(43,704)	1.20
Expired	-	-	-	-
Balance, end of period	4,832,758	$ 0.78	2,195,947	$ 1.25

Exercisable share purchase options	1,404,281	$ 1.27	431,126	$ 1.46

The share purchase options granted during the twelve months ended December 31, 2013, have a five-year term and reflect time-based vesting with a three year vesting period.

A summary of the Company’s share purchase options outstanding as at December 31, 2013, is presented as follows:

Exercise price per share (C$)	Weighted average remaining contractual life (yrs)	Number of common shares	Weighted average exercise price (C$)

< $0.50	4.011	2,636,811	$ 0.40
$0.51 - $1.50	2.294	1,670,947	$ 1.07
$1.51 - $2.00	2.650	525,000	$ 1.81
Share purchase options outstanding, end of period	3.270	4,832,758	$ 0.78

The fair value of the share purchase options granted during the twelve months ended December 31, 2013, was estimated on the date of grant using the Black-Scholes option-pricing model.  The Company assumed a 2.15% forfeiture rate, based on historical forfeitures, and the following table outlines the weighted average assumptions used to calculate the fair value:

Black-Scholes option pricing model assumptions (weighted average assumptions)	For the twelve months ended December 31, 2013

Market price per common share at date of grant	C$0.40
Exercise price per common share	C$0.40
Risk-free interest rate	1.14%
Expected volatility	71.76%
Expected dividend yield	0%
Expected life (years)	3.50

Given the limited trading history of the Company’s common shares, the expected volatility was calculated and based on the average historical volatility of a reference group of junior potash mining companies.

Share-based compensation for the twelve months ended December 31, 2013, was $667,569 (twelve months ended December 31, 2012 – $716,305), of which $554,305 (twelve months ended December 31, 2012 - $577,945) was expensed in the consolidated statement of loss and $113,264 (twelve months ended December 31, 2012 - $138,360) was capitalized in mineral properties.  The offsetting credit was recorded as contributed surplus.

13.           Loss Per Share

Basic loss per common share is calculated by dividing the loss attributable to the EPM shareholders divided by the weighted-average number of common shares outstanding during the year.  The Company’s loss per share for the twelve months ended December 31, 2013, was $0.02 (twelve months ended December 31, 2012 – $0.02) and was based on the loss attributable to common shareholders of $2,248,841 (twelve months ended December 31, 2012 – $2,085,751) and the weighted-average number of common shares outstanding of 102,484,083 (twelve months ended December 31, 2012 – 84,415,448).  The effect of the following securities was not included in the diluted loss per share calculation since these are antidilutive:

As at	December 31, 2013	December 31, 2012
Share purchase warrants	-	1,428,420
Share purchase options	4,832,758	2,195,947
	4,832,758	3,624,367

14.           Expenses by Nature

	For the twelve months ended December 31, 2013	For the twelve months ended December 31, 2012
Short term salaries and benefits	$672,113	$666,799
Directors fees	-	224,990
Office expenses	151,111	143,082
Depreciation	13,536	9,193
Investor relations	213,526	171,446
Professional fees	539,480	695,030
Share-based compensation	554,305	577,945
Other expenses	162,732	130,601
	$2,306,803	$2,619,086

15.           Related-party Transactions

The Company’s related parties include the Company’s subsidiaries, associates, executive and nonexecutive directors, senior officers (Chief Executive Officer and Chief Financial Officer), and entities controlled or jointly controlled by Company directors or senior officers.

(a)           Emerald Peak

On August 29, 2013, the Company paid $40,000 to Emerald Peak, a related party controlled by two directors of EPM, in accordance with its Commercial Agreement with Emerald Peak.  On April 18, 2011, and prior to the triangular amalgamation, Peak Minerals entered into a Commercial Agreement with Emerald Peak, whereby both parties agreed to commit the acreage associated with the Emerald Peak state leases to development and operation by Peak Minerals.  Emerald Peak will make no payments for the development of these state leases and will receive no net revenues from the production from these state leases – all revenues and costs incurred under the Commercial Agreement will be for the benefit of Peak Minerals.  The contract commits Peak Minerals to pay Emerald Peak the greater of $40,000 per year or a 7.5% overriding royalty on all potash production allocated to the state leases and stipulates that Peak Minerals will be the designated unit operator upon the approval of a unitization agreement between Emerald Peak, Peak Minerals, BLM, and SITLA.  No accounts payable or receivable between the parties existed as at December 31, 2013 (at December 31, 2012 - $nil).

(b)           Black Horse

During the twelve months ended December 31, 2013, the Company reported several transactions with Black Horse Resources, Inc. (“Black Horse”), a related party controlled by two directors of EPM, whereby Black Horse reimbursed Peak Minerals for shared administrative services.  Further, during the twelve months ended December 31, 2013, the Company entered into a sublease agreement with Black Horse whereby Black Horse is leasing a conference room from Peak Minerals through July 31, 2014.  Transactions between the parties during the period totaled $6,976 (twelve months ended December 31, 2012 – $5,207), and no accounts payable or receivable between the parties existed as at December 31, 2013 (at December 31, 2012 - $453).

(c)           Officers and Directors

(i)	During the twelve months ended December 31, 2013, and December 31, 2012, compensation paid or payable to senior officers and directors was as follows:

	For the twelve months ended December 31, 2013	For the twelve months ended December 31, 2012

Short-term salaries and benefits	$386,157	$521,810
Director fees	-	224,990
Share-based compensation	490,012	500,004
Total key management compensation	$876,169	$1,246,804

(ii)
Director’s fees during the twelve months ended December 31, 2013, were $nil because the directors elected to receive their 2013 remuneration entirely in the form of share purchase options, in lieu of any cash component.  The Black-Scholes calculated value of the share-based remuneration for 2013 director’s fees was $435,000 and is being expensed over the three-year vesting period.  The 2012 comparative period also included share purchase options for director remuneration valued at $205,000 using the Black-Scholes valuation methodology, bringing the total 2012 director remuneration to $429,990.

(iii)	As at December 31, 2013, amounts due to related parties for accrued director fees were $nil (at December 31, 2012 - $56,249).

16.           Commitments and Contingencies

(a)           Southern Utah Wilderness Alliance

On March 21, 2011, the Southern Utah Wilderness Alliance (“SUWA”) filed a Notice of Appeal with the Board of Land Appeals of the U.S. Department of the Interior (“Board of Land Appeals”) giving notice of its intent to appeal the BLM’s February 17, 2011 Decision Record and Finding of No Significant Impact approving the Sevier Lake Competitive Potash Leasing Proposal (“Leasing Proposal”) based on a February 2011 environmental assessment prepared pursuant to the National Environmental Policy Act (the “Leasing EA”).  On August 12, 2011, the Company was notified that SUWA filed its Statement of Reasons challenging the adequacy of the Leasing EA and thereby jeopardizing the Company’s federal potash leases.

On November 4, 2011, SUWA filed a Petition for Immediate Stay with the Board of Land Appeals requesting a stay of “effectiveness” of the Leasing Proposal.  On November 23, 2011, SUWA filed an appeal and a second Petition for Immediate Stay with the Board of Land Appeals, this time requesting a stay of “effectiveness” of the October 28, 2011 Decision Record and Finding of No Significant Impact by BLM’s Fillmore Field Office approving the Sevier Dry Lake Exploratory Testing Environmental Assessment (the “Exploratory EA”).

On March 14, 2012, the Company announced it had received a favorable decision from the Board of Land Appeals denying SUWA’s two petitions for immediate stay filed in November 2011.  In its Order, the Board of Land Appeals analyzed SUWA’s arguments, carefully reviewed the Leasing EA and Exploratory EA, and ruled that SUWA had failed to meet its burden of satisfying the criteria for a stay in either appeal.  Namely, the Board of Land Appeals found that: (i) SUWA had not shown that it was likely to prevail on the merits of its appeal; (ii) SUWA failed to show the likelihood of immediate and irreparable harm if a stay was not granted; (iii) the relative harm to the Company was greater than any harm that SUWA had shown; and (iv) the public interest in mineral development weighed in favor of leasing, exploring for, and potentially developing the potash resources in the Sevier playa.

In an Order dated January 23, 2013, the Board of Land Appeals denied SUWA’s appeal of the BLM’s Decision Record and Finding of No Significant Impact on the Leasing EA and affirmed that decision.

In an Order dated April 18, 2013, the Company also obtained a favorable decision from the Board of Land Appeals affirming the BLM’s Decision Record and Finding of No Significant Impact on the Exploratory EA and denying the appeal by SUWA of said Decision Record and Finding of No Significant Impact.  This final action by the Board of Land Appeals favorably resolved all outstanding environmental appeals and petitions.

(b)           LUMA Minerals LLC

On August 16, 2011, the Company entered into a Cooperative Development Agreement with LUMA Minerals LLC (“LUMA”), an unaffiliated third party and a Delaware limited liability company, to develop the additional federal leases on the Sevier Playa Project that the Company did not control.  LUMA won these leases as part of the competitive bidding process by the BLM when the Company was not permitted to lease more than 96,000 acres pursuant to federal law.

Under the terms of the arrangement, both parties will commit the acreage to development and operation by the Company.  LUMA will make no payments for the development of its acreage and will receive no net revenues from the production from its acreage – all revenues and costs will be for the benefit of the Company.  The contract commits the Company to pay LUMA a 1.25% overriding royalty on all production from, or allocated to, the LUMA leases.  The contract also grants LUMA the right, in addition to the overriding royalty, to elect either: (i) a cash-only payment of $2,000,000; or (ii) the number of common shares in the Company equal in value to $1,000,000, plus $1,000,000 cash at closing.  The closing is conditioned upon and subject to: (a) all necessary approvals of the shareholders and governing boards of Peak Minerals and/or EPM; (b) all necessary approvals of United States and Canadian governmental authorities, including securities and exchange and environmental regulatory bodies, BLM, and SITLA; and (c) all applicable stock exchange rules, regulations, and approvals.

The Cooperative Development Agreement added approximately 22,000 acres of additional leases to the lands controlled by the Company, bringing the Sevier Playa Project land package total to approximately 124,200 acres.

On June 27, 2012, but effective as of June 15, 2012, the Company executed a 12-month extension of the Cooperative Development Agreement.  On June 5, 2013, but effective June 15, 2013, the Company executed a second 12-month extension of the Cooperative Development Agreement, thereby extending its term from July 15, 2013 to July 15, 2014.

(c)           Office Lease

The Company agreed to lease office space located at 2150 South 1300 East, Suite 350, Salt Lake City, UT 84106, commencing August 1, 2011, and expiring July 31, 2014.  This has been accounted for as an operating lease within the Financial Statements.

The future minimum lease payments under operating leases are as follows:

Minimum lease payments	December 31, 2013	December 31, 2012

Not later than 1 year	$56,747	$95,187
Later than 1 year but less than five years	-	56,747
	$56,747	$151,934

(d)           Contracts

Capital expenditures contracted for at the end of the reporting period but not yet incurred are as follows:

As at	December 31, 2013	December 31, 2012

Interest in mineral properties	$-	$1,794,574
	$-	$1,794,574

17.           Capital Management

When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to maintain adequate levels of funding to support the acquisition, exploration, and development of its projects and corporate and administrative functions.  Management, therefore, adjusts the capital structure as necessary in order to support these critical functions.  The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company considers capital, which at December 31, 2013, totaled $42,698,548 (December 31, 2012 - $45,426,372), to include share capital, share purchase warrants, and accumulated deficit.

Management has chosen to mitigate the risk and uncertainty associated with raising additional capital in current economic conditions by:

●	minimizing discretionary disbursements;

●	reducing or eliminating operating expenditures that are of limited strategic value; and

●	exploring alternative sources of investment and liquidity.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is appropriate.

The Company is not subject to any capital requirements imposed by a regulator or lending institution.  The Company expects that its current and anticipated capital resources will be sufficient to discharge its liabilities as at December 31, 2013, and for the foreseeable future (see Note 19).

18.           Financial Risk Factors

The Company’s activities expose it to a variety of financial risks: market risk (including currency risk and interest rate risk), credit risk, liquidity risk, and fair value.  Risk management is carried out by the Company’s management team with guidance from and under policies approved by the Board of Directors.  The Board of Directors also provides regular guidance for overall risk management.

(a)           Market Risk

Currency Risk

Foreign exchange risk arises when transactions, assets, and liabilities are denominated in a currency that is not the Company’s functional currency.  Due to the fact that the Company has operations with both Canadian dollar and U.S. dollar functional currencies, and holds cash in both Canadian dollars and U.S. dollars, it is exposed to the fluctuation of the foreign exchange rate between the Canadian dollar and the U.S. dollar.

As at December 31, 2013, the Company held $436,964 (December 31, 2012 – $6,114,127) and C$349,079 (December 31, 2012 – C$4,505,887), of which $393,331 (December 31, 2012 – $6,087,761) and C$nil (December 31, 2012 – C$nil) was held in the United States and $43,633 (December 31, 2012 – $26,366) and C$349,079 (December 31, 2012 – C$4,505,887) was held in Canada.  The Company does not use derivative instruments to reduce its exposure to foreign exchange risk against its functional currencies.

As at December 31, 2013, if the Canadian dollar had weakened/strengthened by 5% against the U.S. dollar, with all other variables held constant, net loss for the year would have been approximately $33,000 higher/lower, mainly due to the currency translation to U.S. dollars of the Company’s entities with a Canadian dollar functional currency.

Interest Rate Risk

The Company has cash balances and no interest-bearing debt.  The Company’s current policy is to invest excess cash in investment-grade short-term deposit certificates issued by the Company’s banking institutions.  The Company periodically monitors the investments it makes and is satisfied with the creditworthiness of its banking institutions.

(b)           Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations.  The Company’s credit risk is primarily attributable to cash and accounts receivables.  Cash has been deposited with the Company’s banking institutions, from which management believes the risk of loss to be minimal given the financial strength of its banking institutions with a minimal credit rating of A+/A-1.  Accounts receivable consists of taxes receivable from government authorities and are in good standing as at December 31, 2013.  Management believes that the credit risk concentration respecting financial instruments included in accounts receivable is minimal.

(c)           Liquidity Risk

Liquidity risk is a significant risk factor as the Company’s future is dependent upon its ability to obtain sufficient cash from external financing and related parties in order to fund its ongoing permitting and feasibility study work and ultimate project development and construction.  The Company’s approach to managing liquidity risk is to pursue all financing alternatives in connection with the evaluation and development of its Sevier Playa Project to ensure that it will have sufficient liquidity to meet liabilities as they come due.  As at December 31, 2013, the Company had a cash balance of $765,168 (December 31, 2012 - $10,642,993) to settle current liabilities of $1,045,598 (December 31, 2012 - $569,158).  As per Note 15, the Company also had committed expenditures as at December 31, 2013, of $56,747 (as at December 31, 2012 – $1,794,574).  All of the Company’s financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.  Refer to Note 19, Subsequent Events, for an update on financing events to address the Company’s liquidity needs.

(d)           Fair Value

As at December 31, 2013, the Company’s financial instruments consisted of cash and cash equivalents and trade and other payables.  Cash and cash equivalents and trade and other payables are all classified as loans and receivables and are therefore measured at amortized cost.  Due to their short-term nature, their fair values approximate carrying values.

19.           Subsequent Events

(a)           Common Share Conversion

Immediately preceding March 27, 2014, there were 108,293,457 common shares and 4,932,432 non-voting common shares outstanding on a non-diluted basis.  On March 27, 2014, the Company announced that it had entered into share repurchase agreements with certain holders of common shares to purchase common shares from these holders in exchange for non-voting common shares.  The transaction was effected to assist the Company to achieve its “foreign private issuer” status under applicable United States securities laws, because as a result of this transaction less than 50% of the Company’s voting securities were owned by United States residents.

Following completion of the transaction, the Company had 76,923,057 common shares and 36,302,832 non-voting common shares outstanding on a non diluted basis.  The non-voting common shares are convertible into common shares on a one-for-one basis at the holders discretion.

Lance D’Ambrosio, the Chief Executive Officer and a director of the Company, and Jeff Gentry, a director of the Company, participated in the transaction.  The sales to Mr. D’Ambrosio and Mr. Gentry were considered “related-party transactions” for the purposes of Multilateral Instrument 61-101 (“MI 61-101”).  However, the sales were not subject to the minority approval and formal valuation requirements under MI 61-101 as there was an applicable exemption from these requirements as neither the fair market value of the subject matter, nor the fair market value of the consideration, for the sale, insofar as it involves the interested parties, exceeded 25% of the Company’s market capitalization.  Both Mr. D’Ambrosio and Mr. Gentry abstained from voting at the meeting of the board of directors held to approve the transaction.

Mr. D’Ambrosio agreed to sell 12,174,673 common shares for cancellation in return for 12,174,673 non-voting common shares, and Mr. Gentry agreed to sell 7,150,490 common shares for cancellation in return for 7,150,490 non-voting common shares. All vendors of common shares were residents in the United States and no purchases were made from persons who are in a jurisdiction of Canada or whose last address as shown on the books of the Company is in a jurisdiction of Canada.

(b)           Arrangement of $3.2 Million Financing

On April 7, 2014, the Company announced that it had entered into a binding term sheet with Extract Capital LP (“Extract”), an unrelated party, for a $2.5 million loan (“Extract Loan”).  In addition, the Company entered into a binding term sheet with certain directors of the Company (the “Financing Directors”) for a $700,000 loan (“Director Loan” and collectively with the Extract Loan, the “Financing”).  The Financing will be used by the Company to fund operations and project-related activities for the Sevier Playa Project.

Under the terms of the Extract Loan, the Company will borrow the principal sum of $2.5 million issued at a 2% discount to par with a term of 60 months.  The Extract Loan will bear interest at a variable rate equal to US$ 12-month LIBOR plus 650 basis points (“bps”) per annum calculated on the outstanding principal on a 360-day/year basis.  At the Company’s option, it may elect to capitalize monthly interest at a rate of US$ 12-month LIBOR plus 850 bps.  LIBOR shall have a minimum of 200 bps for the purposes of interest rate calculation.  Additionally, the Company will issue to Extract 1,500,000 common shares and 750,000 common share purchase warrants (the “Extract Warrants”).  The Extract Warrants shall have an exercise price of C$0.36 per share, which is a 100% premium to the volume weighted average price  of the common shares over the twenty days before the date of acceptance of the Extract term sheet, and be exercisable for a period that is five years from the closing date of the Extract Loan.

The Company will provide Extract with a production fee of $1.70/tonne of production of sulphate of potash.  The production fee may be repurchased at any time by the Company for a lump sum payment equal to: (a) $250,000 if the Extract Loan is repaid in full on or before six months from the closing date; (b) $750,000 if the Extract Loan is repaid after six months and on or before 12 months from the closing date; (c) $1,000,000 if the Extract Loan is repaid after 12 months and on or before 18 months from the closing date; and (d) $1,500,000 if the Extract Loan is repaid after 18 months from the closing date.  Extract shall receive a 3% arrangement fee at closing and shall be reimbursed by the Company for its transaction-related expenses up to a maximum of $100,000.  Extract shall also be entitled to a $50,000 break fee if, within 60 days, the closing conditions of the Company have not been met or the Company elects not to execute the definitive loan agreements.

Under the terms of the Director Loan, the Company will borrow the principal sum of at least $700,000 with a term of 24 months.  Interest shall accrue monthly in arrears and shall be computed on a monthly basis at Financing Director’s cost of debt capital (“Director’s Rate”), plus 850 bps per annum, of the outstanding loan amount calculated on a 360-day/year basis.  The Director’s Rate shall have a minimum of 200 bps for calculation of the interest rate.  Additionally, the Company will issue the Financing Directors an aggregate of 1,050,000 common share purchase warrants (the “Director Warrants”).  The Director Warrants shall also have an exercise price of C$0.36 per share and be exercisable for a period that is two years from the closing date of the Director Loan.

Lance D’Ambrosio, the Chief Executive Officer and a director of the Company, Daniel Basse, a director of the Company, and Theodore Botts, a director of the Company are participating in the Director Loan.  The participation by each of the Financing Directors is considered a “related-party transaction” for the purposes of MI 61-101.  However, their participation is not subject to the minority approval and formal valuation requirements under MI 61-101 since there is an applicable exemption from these requirements as neither the fair market value of the subject matter, nor the fair market value of the consideration for the transaction, insofar as it involves the interested parties, exceeds 25% of the Company’s market capitalization.  The Financing Directors abstained from voting at the meeting of the board of directors held to approve the Financing.

Under the terms of the Financing, the Company will provide a perfected senior security interest in substantially all of the Company’s assets.  The Financing is anticipated to close imminently and is subject to regulatory approval.  The securities issued under the Financing will be subject to a four month hold period.

(c)           Amendment to Relationship Agreement with Gusiute Holdings (UK) Limited

On April 11, 2014, the Company amended its Relationship Agreement, dated September 2, 2011, with Gusiute Holdings (UK) Limited – an indirect wholly owned subsidiary of Tata Chemicals Limited.  The Relationship Agreement was amended to extend Gusiute’s anti-dilution right for another three years and to eliminate Gusiute’s obligation to vote for the Company’s nominees for election as directors.